EXHIBIT 99.1

Brookfield Renewable Announces Participation in Proposal for Origin’s Energy Markets Business

BROOKFIELD, News, Nov. 09, 2022 (GLOBE NEWSWIRE) -- Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC) alongside MidOcean Energy (“MidOcean”), an LNG company formed and managed by EIG, (collectively, the “Consortium”) announced today that following the submission of a non-binding privatization proposal (the “Proposal”), that we have entered into an exclusivity agreement with Origin Energy Limited (“Origin”) to conduct due diligence to submit a binding proposal.

Under the proposed transaction, Brookfield Renewable and its institutional partners would acquire Origin’s energy markets business, Australia’s largest integrated generation and retail company, and MidOcean would acquire Origin’s Integrated Gas division. The Consortium’s Proposal is at a price of A$9.00 per share which values Origin at an enterprise value of A$18.4 billion.

Brookfield Renewable would pursue this transaction through the Brookfield Global Transition Fund I, which is the largest fund in the world focused on the energy transition, alongside institutional partners.

The proposed privatization is consistent with Brookfield Renewable’s strategy of investing in opportunities where we can generate a meaningful contribution to the energy transition, including the responsible decommissioning of existing thermal assets and build out new clean generation for the benefit of all stakeholders. Origin’s energy markets business is well positioned to play a leading role in Australia’s energy transition. The business has a high-quality energy platform with a strong in-place management team that is focused on the transition. The capabilities of Brookfield Renewable will be critical to ensure a responsible and sustainable transition of the business, with a focus on ensuring long-term grid reliability and power pricing affordability for consumers.

Subject to completing due diligence and providing a binding proposal which is accepted by Origin, the Consortium will enter into a binding scheme implementation agreement on mutually agreed terms with Origin. The Proposal is subject to shareholder, regulatory and Origin board approvals. Regulatory approvals include the Foreign Investment Review Board (FIRB) and Australian Competition & Consumer Commission (ACCC) merger clearance.

Brookfield Asia Pacific CEO Stewart Upson said: “The global energy transition is a once-in-a-generation investment opportunity. Through this transaction, we can leverage our access to capital and clean energy capabilities to support the transition from carbon-intensive generation sources to additional renewable energy. This would represent a significant contribution towards Australia’s net-zero transition objectives, all while generating attractive risk-adjusted returns for our investors.”

The Consortium sent its Proposal to Origin on November 10th by means of a letter.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for decarbonization technologies. Our diversified portfolio consists of hydroelectric, wind, solar, distributed energy and sustainable technology solutions across five continents. Our installed capacity totals approximately 24,000 megawatts with over 100,000 megawatts and 8 million metric tons per annum (“MMTPA”) of carbon capture and storage projects in our development pipeline. Investors can access our portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $750 billion of assets under management.

Contact information:
Media:	Investors:
Simon Maine	Cara Silverman
+44 7398 909 278	+1 416-649-8172
simon.maine@brookfield.com	cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction. No securities regulatory authority has either approved or disapproved the contents of this communication.

This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “believe”, “may”, “plan”, “expected”, “growth”, “approximately”, “intend”, “potential”, “can” or the negative version of these words or other variations or comparable of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, assumptions or future events or performance, including with respect to the transaction, the Consortium’s transition and business plans for AGL, the development of additional renewable power and storage assets, the prospects and benefits of a privatized company and any other forward-looking statements or information in this news release. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including uncertainties as to whether the transaction is submitted to a shareholder vote, whether shareholders approve the transaction, whether the conditions to the transaction will be satisfied, including securing applicable regulatory approvals, the timing of the transaction, and the ability of the parties to realize the expected benefits of a privatization, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. For further information on these known and unknown risks and other applicable risks and factors, please see the “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation.

The foregoing list of important factors that may affect future results is not exhaustive. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.